UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                     ADVANCED PRECISION TECHNOLOGY, INC.
    ___________________________________________________________________
                (Name of Small Business Issuer in its charter)

                                    NEVADA
                      _________________________________
        (State or other jurisdiction of incorporation or organization)

                                 87-0455378
                    _______________________________________
                    I.R.S. Employer Identification Number

                 2271-D South Vasco Road, Livermore, CA 94550
                ______________________________________________
                   (Address of principal executive offices)

                                (925) 447-6900
                ______________________________________________
               (Issuer's Telephone Number, Including Area Code)


      Securities to be registered pursuant to Section 12(b) of the Act.

                                     None

      Securities to be registered pursuant to Section 12(g) of the Act.

                  Common Stock, par value $0.001 per share
                 __________________________________________
                               (Title of Class)

                  __________________________________________
                               (Title of Class)

                                    Part I

Item 1.  Description of Business.

Company Overview
----------------

     Advanced Precision Technology, Inc. (formerly UV Color Corporation), a Nevada corporation (the "Company"), is a San Francisco area developer of innovative identity verification systems using biometrics. "Biometric" is defined in Webster's Dictionary as "the statistical measurement and analysis of biological observations and phenomena." A more technically accurate definition is: any automated technique of measuring a physical characteristic or personal trait of an individual and comparing that characteristic to a database of one or many records in order to recognize the identity of that individual. Even more simply stated, biometrics is the use of some part of the human body (such as a fingerprint) as a unique "password" to achieve identity verification.

      The Company holds a total of six United States Patents covering various aspects of its cutting edge technology and has two United States Patent applications pending. The Company's business plan calls for the Company to produce cost-effective, reliable fingerprint identity verification solutions.

Biometric Industry Overview
---------------------------

      The analysis of unique biological characteristics of an individual, also known as biometrics, is being used increasingly for identification and verification purposes. Examples of unique biological characteristics that can be used to identify an individual include fingerprints, retinal blood vessel or iris patterns of the eye, hand geometry, voice and facial structure. Among these, fingerprint analysis has gained the most widespread use for biometric identification and verification purposes. Fingerprint analysis is an accurate and reliable method to distinguish one individual from another, employs well-developed and proven technology and processes and is viewed as less intrusive relative to certain other biometric identification methods. The process of capturing, storing, retrieving and comparing fingerprints has become increasingly automated as a result of advances in optics, electronics and computing. These advances have enabled fingerprint verification technology to be used to confirm an individual's identity for a variety of commercial and governmental applications.

Biometric Security
------------------

     The costs of fraud are estimated to be in the billions of dollars each year in the United States alone. In addition, damages resulting from security breaches, such as unauthorized persons gaining improper access to confidential information, may not be quantifiable, but can be equally as problematic. Accordingly, the ability to verify the identity of a specific individual is of critical importance in reducing acts of fraud and increasing security. Each day an individual is required to identify himself numerous times with something the individual has in his possession or with the knowledge of certain information, such as: magnetic stripe cards and PINs to transact business at ATMs or point-of-sale terminals; passwords to log-on to a computer or a computer network; keys, cards or passwords to enter the workplace; PINs, passwords and account numbers to complete a commercial transaction on-line; credit cards to make a credit purchase; time cards to begin work; and a driver's license to write a check or transact business at a bank.

     However, these common verification methods generally cannot provide positive identification. Keys, credit cards, ATM cards and card keys can be lost or stolen. Passwords, account numbers or other information used for identity verification can be divulged to or intercepted by unauthorized users through electronic means and otherwise. In the workplace, time-and-attendance information can be improperly altered by an employee punching a time card for a tardy or absent co-worker. The analysis of unique biological characteristics offers a more accurate method of verifying an individual's identity.

     Over the last decade, technological advances, including significant advances in two-dimensional imagers, high performance microprocessors and computer memory, have enabled the commercial development of equipment to read, record and analyze unique biological data. Potential applications of biometric identification and verification systems span a broad range and include computer database and network access and security, computer software, intranet and Internet security, electronic commerce, communications devices, point-of-sale terminals, bank transaction authorization, facility access and security, ATMs, time-and-attendance, home security and automobiles.

     However, implementation of biometric equipment for these diverse applications may require network management software, customer-specific applications software and interfaces that allow integration with the customer's existing computer systems to provide complete biometric solutions. Biometric Imaging Fingerprint images have emerged as an important means of identification and verification in both government and civilian markets. In law enforcement in particular, fingerprint identification is widely utilized and has been accepted by courts around the world.

     Historically, fingerprints have been collected using the traditional "ink-and-roll" process. Typically, this process starts at the local law enforcement agency where usually three or more complete sets of ink-and-roll prints are taken, one for the local agency, one for the state and one for the Federal Bureau of Investigation ("FBI"). The FBI reports that it currently receives over 34,000 fingerprint cards each work day. The fingerprint is then compared at the local agency, state and/or FBI with a database of fingerprints by means of an Automated Fingerprint Identification Systems("AFIS"), a computer system developed in the 1970s which uses minutiae-based recognition algorithms which detect fingerprint characteristics to accomplish fingerprint matching. Before the AFIS can make the comparison, an ink-and-roll card is run through a scanner that creates a digital image of the fingerprint. The AFIS then compares the digital image with an existing database of fingerprints to identify an individual if that individual's fingerprint is in the database and, at the same time, updates the database with that fingerprint image.

     While the advent of computerized AFIS systems significantly improved the ability to compare fingerprints against large databases of fingerprints, the manual process of collecting and mailing ink-and-roll cards to the agency that maintains the AFIS and scanning the fingerprint image into the AFIS has led to significant bottlenecks. In addition, the fingerprinting process can be complicated by a lack of cooperation of the person being fingerprinted, the need to take multiple sets of prints and operator error. Various agencies have reported that in excess of 30% of such cards are rejected because prints are smudged or applied incorrectly. If the FBI or state agency rejects the card, the local agency is often required to locate the individual, if possible, and have another set of fingerprints taken. As a result, the time between taking a set of fingerprints and receiving the results of the search may take several days, several weeks or longer.

     Live-scan biometric imaging systems, which electronically capture and digitize an image of the fingerprint directly from a person's finger, were developed to replace the manual ink-and-roll process. The digitized fingerprint image captured by the live-scan system can then be compared with a database of stored fingerprint images by an AFIS. If a state or federal agency can receive electronic fingerprint cards, then the image can be electronically relayed to that agency for comparison and the results can be returned to the local agency within minutes or hours. In addition, because the fingerprint images are captured electronically, multiple cards can be printed from one set of images, eliminating the need to roll the fingerprint numerous times. Live-scan systems also generally have quality assurance features that help reduce the chance of operator error during the fingerprinting process.

     A number of domestic and certain international law enforcement communities are in the process of converting from manual ink-and-roll fingerprint capture to live-scan fingerprint capture. In the United States, the FBI has undertaken a major program to upgrade its Identification Division and in July 1999 announced that it has officially activated its new identification facility in West Virginia to receive a majority of fingerprint submissions electronically. This announcement by the FBI, coupled with increased automation at the federal and state levels, has prompted other federal, state and local agencies to adopt live-scan systems as their primary method for conducting background and identification checks. Other federal agencies, including immigration and Naturalization Service ("INS"), Internal Revenue Service, U.S. Drug Enforcement Agency, U.S. Marshals Service and the U.S. Secret Service use live-scan systems to perform identification and background checks.

     The ability to capture a forensic quality fingerprint image electronically and compare that fingerprint with a database of fingerprint images also has important civilian (non-law enforcement) applications, such as conducting employee background checks (for jobs in federal or state government, banking, airport, child care, stock brokers and other securities professionals or gaming) or screening potential foster parents. Millions of fingerprint cards are taken each year in the United States for civilian purposes. Traditionally, local police stations have performed this service, with completed fingerprint cards submitted to state authorities or the FBI to perform a background investigation. This process usually takes several weeks to complete. In addition, if an ink-and-roll fingerprint card is rejected, an applicant must go through the process again, which can delay further an applicant's start date. In some cases, employers or agencies find themselves with such a backlog of applicants awaiting fingerprinting or results of the background check that they allow applicants to start the job without the background check being complete, placing the employer at risk if an applicant has a criminal record. The need for reliable and convenient fingerprint capture in a non-law enforcement environment and the need to streamline the background checking process have created a demand for live-scan products and fingerprinting services.

The Company's Position
----------------------

     In the mid-1990's, the Company worked with leading experts at San Jose State University, Department of Modern Optics, to establish proof of concept for its holographic fingerprint identity verification technology and also developed its fingerprint capture technology. In 1997, the Company established its own facility for design, pre-production and replication of holographic optical elements (HOE's) and for long-term holographic technology research and development.

     In 1997 and 1998, the Company also worked with SRI International (formerly known as Stanford Research Institute) of Menlo Park, CA, for advanced development of APT's proprietary holographic fingerprint verification and capture devices. SRI International assembled a highly-qualified team of product design, mechanical, electrical, and optical engineers who collaborated with the Company's technical team and in 1998 and 1999 the Company completed development of engineering prototypes for sub-contractor manufacture of the Company's APrinT" and APrinT" HoloPass" Multi-Function Fingerprint Capture/Verification Devices. The Company is now preparing for mass production of these fingerprint identity verification products.

      The Company is currently bringing to market its AprinT HoloPass, a high quality, interoperable multi-function fingerprint capture/verification device. This device looks similar to a 35 millimeter camera. This device is designed to be plug compatible to Identix's Touchview II, Identicator's DFR-90, and CrossMatch's Verifier 200. This compatibility allows a user of a competing system to replace it with the Company's device, which functions with fewer errors, and is more cost effective.

      The Company raised $2,365,000 of investment capital in the second quarter of 2000. This capital will allow the Company the opportunity to execute its business plan.

      The Company plans to integrate its devices into large federal and state law enforcement and civil projects, as well as commercial applications such as banking and finance and computer security, in conjunction with personal identification, photo-ID cards and access control. The Company has demonstrated the successful implementation of fingerprints as unique "PIN" codes to protect smart cards at major trade conferences.

      The identity verification marketplace is rapidly emerging. The Company believes that because the Company has spent the last six years developing innovative solutions that will be more reliable and available at a lower cost than solutions provided by the Company's competitors, the Company will have a significant strategic advantage in relation to its major competitors. See
"Risk Factors   Competition".

Patents
-------

      The Company holds six United States Patents and has two United States Patent Applications Pending. The Company's six United States Patents are described below.

      U.S. Patent No. 6,002,499 granted December 14, 1999 for Realtime Fingerprint Sensor and Verification System. This patent offers a laser-based optical correlation technology to verify fingerprints with those stored as a hologram within the "matched filter" system. The Company also has two divisional patent applications pending for "Jitter" system, and "Matched Filter" system.

      U.S. Patent No. 6,038,043 granted March 14, 2000 for Method for Recording a Holographic Optical Element. This process patent covers the method for making the holographic optical element ("HOE").

      U.S. Patent No. 5,892,599 granted April 6, 1999 for Miniature Fingerprint Sensor Using a Trapezoidal Prism and a Holographic Optical Element. This patent uses an HOE to converge the output, thereby shortening the focal length and allowing significant dimensional miniaturization of the fingerprint capture device.

      U.S. Patent No. 5,629,764 granted May 13, 1997 for Prism Fingerprint Sensor Using a Holographic Optical Element. This patent uses a HOE to eliminate optical distortion in "live" fingerprint capture technology.

      U.S. Patent No. 5,095,194 granted March 10, 1992 for Holographic Credit Card with Automatical Authentication and Approval. This patent offers a laser-based technology to verify fingerprints with those stored as a hologram on a credit card.

      U.S. Patent No. 5,138,468 granted August 11, 1992 for Keyless Holographic Lock. This patent offers a laser-based technology to verify fingerprints with those stored as a hologram in a computer mouse or comparable device.

Risk Factors
-------------

      Lack of Operating History
      --------------------------

      The Company has no history of operations, making it difficult to assess the Company's future operating performance or future financial results or condition.

      Unpredictability of Biometric Identity Verification Industry
      -------------------------------------------------------------

      The Company's success will depend on the growth of the Biometric Identity Verification Industry. Without the acceptance of the public and vendors, the Company may be unable to achieve and sustain profitability. The Biometric Identity Verification Industry is a new and rapidly evolving industry whose demand and market acceptance has yet come to full fruition. Biometric products have not gained widespread commercial acceptance. The Company's business will most likely not grow unless the market for biometric products expands both domestically and internationally.

     Key Personnel
      -------------

      The Company's success depends on its executive officers and their staying with the Company or, in the event they do not, retaining replacement personnel with the commensurate experience and acumen. The loss of services of the Company's executive officers could adversely affect the Company. In addition, as the Company grows, it will need to attract additional key personnel to sustain growth. There is no assurance that the Company will be able to attract sufficiently qualified personnel to fulfill the Company's plan of operation. The inability of the Company to attract qualified personnel could adversely affect the Company.

     Competition
      -----------

      There are currently four major competing firms in the post research and development manufacturing stage that offer "open system", single digit scanners in the market. One of these four firms, Identix, Inc., controls approximately 85% of the market. There can be no assurance that the Company will be able to capture any significant portion of such market share. In addition, the biometrics market is in its very early stages and growing rapidly. There can therefor also be no assurance that new competitors will not enter the market or that such new competitors will not have superior technology to that of the Company. Biometric security products also compete with non-biometric technologies such as traditional key, card, surveillance systems and passwords.

      Uncertainty Over the Company's Ability to Guard its Proprietary Rights
      ---------------------------------------------------------------------

      Although the key components and systems of the Company's devices are protected by patents, there can be no assurance that others will not infringe on those rights. The Company currently has limited resources and, therefore, may not be able to adequately protect its intellectual property rights from commercial piracy, both in the United States and internationally.

      Technological Changes
      ----------------------

      The Biometric Identity Verification Industry is a highly technical field with numerous and frequent changes taking place at a rapid pace. The Company is attempting to keep in step with such changes. However, the Company's business may be adversely affected by its competitors' development of enhanced or improved technology. The Company may lack sufficient financial resources to undertake the revamping of its existing technology and equipment to stay in competition with others.

      Privacy Issues
      --------------

      Certain groups have publicly objected to the use of biometric products for some applications on civil liberties grounds. Legislation has bee proposed to regulate the use of biometric security products. In the event that legislation is passed prohibiting or restricting certain uses of biometrics, such legislation could have a material adverse effect on the Company's business.

      Timing of Orders
      -----------------

      The Company's revenues and operating results will likely vary significantly from quarter to quarter. Most of the Company's revenues will most likely be derived from a relatively small number of large orders. Accordingly, revenues in a particular quarter will depend on the timing and size of major orders.

      Sales Cycle
      -----------

      Products in the biometric industry often have a lengthy sales cycle while potential customers evaluate and receive approvals for purchase. The Company could suffer a severe negative impact if the Company fails to receive an order for a product after expending significant funds and effort in an attempt to secure an order. If the Company fails to ship one or more large orders as forecasted for a fiscal quarter, the Company's total revenues and operating results for that quarter could be materially and adversely affected.

      Lead - Time
      -----------

      The lead-time for ordering parts and materials and building the Company's products can be several months. If demand for the Company's products lags significantly behind what the Company has anticipated or forecasted, the Company may produce more products than it can sell, which could result in cash flow problems and write-offs or write-downs of obsolete inventory.

      Government and Public Agency Contracts
      --------------------------------------

      The Company anticipates deriving substantial revenue from government contracts, which are often non-standard, involve competitive bidding and may be subject to cancellation without penalty. Government contracts frequently include provisions that are not standard in private commercial transactions, including bonding requirements. Public agency contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically impose provisions that permit cancellation in the event that funds are unavailable to the public agency. In addition, local government agency contracts may be contingent upon availability of matching funds from state or federal entities. Revenues generated from government contracts are subject to audit and subsequent adjustment by negotiation with representatives of the government agencies.

      Suppliers
      ---------

      The Company obtains certain components and complete products from a limited group of suppliers. The Company does not have long-term agreements with any suppliers. Any delays resulting from suppliers failing to deliver components on a timely basis in sufficient quantities and of sufficient quality or any significant increase in the price of components from existing or alternative suppliers could have a material adverse effect on the Company's business.

      International
      -------------

      The Company's growth will be dependent to some extent on the Company's ability to make international sales. There are certain risks inherent in international commerce including regional economic conditions; export restrictions; fluctuations in foreign currencies and the United States dollar; loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks; the overlap of different tax structures; seasonal reductions in business activity; risks of increases in taxes and other government fees; involuntary renegotiation of contracts with foreign governments.

      Performance Failure
      -------------------

      The Company's products are complex and may contain undetected or unresolved defects when sold or may not meet customer's performance criteria. Performance failure may cause loss of market share, delay in or loss of market acceptance, additional warranty expense or product recall. The negative effects of any failure could result in a material adverse effect on the Company's business.

History of the Company
----------------------

       The Company was organized as a Nevada corporation as "Global Technology, Ltd." in 1985. In 1988 the Company changed its name to "Advanced Precision Technology, Ltd." and merged with "Ximberley Corp.", a Utah corporation. Neither the Company nor Ximberley Corp. had engaged in any business prior to this merger. In 1989 and 1990, the Company was engaged in the business of environmental underground testing, which it abandoned after 1990.

      In November 1992 the Company acquired UV Color Corporation, a Minnesota corporation, as a wholly owned subsidiary. Pursuant to this acquisition, the Company issued 2,200,000 shares of its common stock in exchange for all of the issued and outstanding shares of UV Color Corporation. The Company then changed its name to "UV Color Corporation."

      In January 1993 the acquisition of UV Color Corporation was rescinded by mutual agreement. In June 1994 the Company filed a Certificate of Amendment to its Amended and Restated Articles of Incorporation changing the Company's name back to Advanced Precision Technology, Inc.

      The origins of the Company's fingerprint identity verification business began in June 1993, when Bruce A. Pastorius and Dr. Joseph Barbanell founded Holographics, Inc., a Nevada corporation. On June 17, 1994, the Company effected a one-for-four reverse split of its Common Stock and subsequently issued 16,000,000 shares of Common Stock to acquire all of the issued and outstanding shares of Holographics, Inc.

Item 2.  Plan of Operation.

      The Company plans to produce and market superior Real Time Fingerprint Recognition solutions for the Personalized Identification and Secured Verification system markets. These markets rely on machine readable cards and card reader devices. With increasing demand and technological advances in Smart Card and Optical Memory technologies, the market for machine readable cards and card reader devices is in a period of revolution. The Company is uniquely positioned to capture market share with patented Holographic Image Processing technology that provides significantly better reliability than available competitive solutions, with lower manufacturing and operational costs.

      Many companies have attempted to obtain reliable personal identification, credit card user validation, and access control with signatures, PIN codes, Photo-Ids, and encrypted magnetic stripes. These have so far proved only partially effective, as demonstrated by massive losses by credit card companies and others from fraud and theft.

      Over the last 20 years, several biometric (physical characteristics unique to an individual, e.g. fingerprint, retina) solutions have come forward, but as of yet have not produced the high reliability and low unit cost the market demands. The Company's patented biometric fingerprint technology compares a real-time scan of an individual's actual fingerprint to a fingerprint previously stored in their personal card. This innovative solution provides highly reliable verification of an individual's identity and at a very competitive price. The Company provides the ultimate solution to the demands of the Personalized Access and Secured Verification system markets.

      The universe of personal ID and secured verification markets is estimated to be $5 billion/year. Industry reports estimate that the 1997 worldwide market for machine-readable plastic cards was approximately $1.5 billion, and the market for card reader devices was approximately $500 million in 1997. Dreifus Associates, Ltd., projects that the number of machine-readable cards will increase from 3 billion cards in 1995 to 6 billion cards in the year 2000, and to 10 billion cards by 2010. The high end of this market will serve the emerging widespread use of "smart" cards for banking, access, government ID, passport and other personal/business services. In a related market, the growth of access approval devices is expected to increase from 3 million in 1995 to 30 million devices by the year 2000, and to 100 million by 2010.

      The single-digit (one-finger) fingerprint capture device market is currently estimated by industry sources to be $50 million, constituting only 5% of the potential market. The single-digit fingerprint capture device industry is expected to have annual growth rates of 50% or more for each of the next several years because: government-mandated law enforcement, immigration, National ID, health, voter registration, passport, and border control applications; the proliferation of "smart" cards for loyalty, financial services, and "stored-value" applications; increasing demand for secured access to government, commercial and industrial facilities and computer networks; and other market drivers.

      Primary market research has revealed significant interest in the Company's technology. Discussions are underway with principals and integrators for secured access control; national health programs in Germany, China, Canada and the United States; electronic benefit transfer programs for government payments of Welfare, AFDC and Social Security; national ID/Passport/border programs from around the world; access authorization programs for the Internet and telephones; and electronic fund transfer approval systems.

      For several years the Company's management has participated in major industry trade shows and has developed ongoing relationships with leading industry experts, integrators, and consultants. The Company developed its APrinT HoloPass" fingerprint capture devices, which utilize a modular design and multi-channel distribution system, based upon the marketing experience and insights gained from this industry participation. The Company has completed extensive beta testing and is now ready for product manufacture. These two unique fingerprint identity verification devices are expected to be the first to market of the Company's growing family of holographic single-digit fingerprint scanning devices.

      The Company has integrated its proprietary fingerprint capture devices with complementary software for enrollment and verification. Separately, it also developed proprietary technology for transfer of captured fingerprints into "smart" cards, for subsequent verification of the user's fingerprint at the time the "smart" card is used. By meeting high government standards and by initially focusing on market segments that are currently purchasing fingerprint identity verification products, it expects to conclusively establish its technology as one of the standards for the industry.

      The Company's primary focus is existing government, industrial, and commercial market segments requiring rapid, high-quality fingerprint enrollment and identity verification in one-to-one and one-to-many applications. The company also plans for near-term entry into the significant emerging markets for health, welfare, and other social benefit entitlement programs; also, Point-of-Sale (POS) systems for check cashing, debit, and credit cards; national ID, passport, and border patrol; access control to government and industrial facilities; and the growing Internet, network, computer security and electronic funds transfer/electronic commerce markets.

      The Company's long-range strategy is based upon a commitment to new product development, "open-system" architecture, modular designs, and scaleable cell manufacturing.

      The Company's marketing strategy consists of market penetration through price-performance leadership. The Company will be selling direct or through current market suppliers, system integrators, value-added resellers, and international agents. The Company will support its marketing strategy with quality collateral material, targeted advertising, and publicity campaigns.

      The most successful biometric vendors have products on the market that are producing lower reliability than the Company's devices but acceptable results at a unit cost of $900 to $2500.

      In addition to being less costly than competitors' devices, the Company's devices require no attendant. This obviously reduces operational costs and can virtually eliminate human error from approval decisions. The Company's devices can also be battery powered and portable, requiring no communication lines or computer connections. The Optical Enrollment Process is customizable and can easily be modified to allow immediate compatibility with current approval and security systems.

Item 3.  Description of Property.

      The Company occupies approximately 5,186 square feet of office and industrial space located at 2271-D South Vasco Road, Livermore, California 94550. The Company pays rent of $3,525 per month. The Company's lease expires on May 31, 2003.

Item 4.  Security Ownership of Certain Beneficial Owners.

       The following table sets forth information relating to the beneficial ownership of the Company's Common Stock by all persons beneficially holding more than 5% of the Company's Common Stock, by each of the Company's executive officers and directors, and by all of the Company's executive officers and directors as a group. The addresses of each of the executive officers and directors are in care of the Company. All of the persons listed below have sole investment and voting power unless otherwise noted.

                                                      Percentage
Name of                       Number of               of Outstanding
Stockholder                   Shares Owned            Common Stock
-------------                 -------------           ------------
Bruce A. Pastorius            13,100,000 (1)            24.2%
Chairman, Chief Executive
Officer and President

James D. Homer                   485,000                 0.9%
Secretary and Director

B. Eugene Waite                   10,000 (2)             0.1%
Director

Glenn Fishbine                    75,000                 0.1%
Director

James P. Roake                 1,524,288 (3)             2.8%
Director

All Executive Officers and    15,194,288                28.1%
Directors as a Group
___________________________________________________________________________

(1) Includes 5,285,000 shares held by BAP Technologies, and 100,000 shares held by Holographics, Inc., each of which is controlled by Mr. Pastorius. Also includes 1,050,000 shares for which Mr. Pastorius is the custodian and maintains voting control.

(2)  Mr. Waite owns these shares jointly with his wife Dolly.

(3)  Mr. Roake owns these shares jointly with his wife Ruth.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

      The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been duly elected. The executive officers serve at the pleasure of the Board of Directors. Information as to the executive officers and directors of the Company is set forth below.

Name                       Title
----                       -----
Bruce A. Pastorius         Chairman, Chief Executive Officer and President

James D. Homer             Secretary and Director

B. Eugene Waite            Director

Glenn Fishbine             Director

James P. Roake             Director


     Bruce A. Pastorius. Mr. Pastorius has been the Chairman of the Company's Board of Directors, the Chief Executive Officer and President of the Company since

1994. Mr. Pastorius has approximately 20 years experience in direct sales, sales management, product management, and marketing to commercial and government agencies. From 1993 to 1994, he was the President of Holographic Credit Card, the assets of which were acquired by the Company in 1994. From 1980 to 1993, he worked for SDI USA, Inc. of San Mateo, California, a producer of system software for IBM Mainframes in various management positions with responsibilities for marketing, sales, training, regional and national accounts. Mr. Pastorius received his Bachelor of Science degree in Business Administration from the University of Minnesota. Mr. Pastorius is 43 years of age.

      James D. Homer. Mr. Homer is the Secretary and a Director of the Company. Mr. Homer has worked at the Western Area Channel Operations of IBM since 1993, where he is responsible for developing the area's Channel Business Unit, and leading the development, recognition, and quality assurance functions for value-added resellers. Mr. Homer received his Masters of Business Administration degree with emphasis in Finance from the University of Minnesota. Mr. Homer is 42 years of age.

      B. Eugene Waite. Mr. Waite is a Director of the Company. Mr. Waite has served as the Director of Finance for the City of Rio Rancho, New Mexico since 1992. From 1990 to 1992 Mr. Waite worked as a Management Consultant. From 1980 to 1989 he worked for Honeywell Avionics Systems Division as Director of Contract Management and Director of Finance and Controller. Mr. Waite received his Bachelor of Science degree in Business Administration from Duquesne University. Mr. Waite is 69 years of age.

      Glenn Fishbine. Mr. Fishbine has been a Director of the Company since June 2000. Mr. Fishbine has served as the Director of Information Systems for Lake Region Manufacturing, Inc. since 1998. From 1997 to 1998 he was a Senior Consultant for Biometric Design, LLC where he developed a manufacturing plan for holographic camera systems. From 1985 to 1997 he was Senior Vice President for Digital Biometrics, Inc., a company for which he was a Co-Founder. Mr. Fishbine received his Bachelor of Arts degree in Political Science and Economics from the University of New Mexico, and his Masters of Arts degree in Political Science from the University of Minnesota. Mr. Fishbine is 48 years of age.

      James P. Roake. Mr. Roake has been a Director of the Company since June 2000. Mr. Roake founded Roake Development in 1994, a construction and development company. In 1976, he founded Roake International, Inc., a small fast food chain. Mr. Roake remains the active head of both companies. Mr. Roake received his Bachelor of Science degree in Business Administration from Portland State University. Mr. Roake is 53 years of age.

Item 6.  Executive Compensation.

     The Company paid a salary to Bruce A. Pastorius, the Company's Chairman, Chief Executive Officer and President, of $120,000 per year for each of 1998, 1999 and through May 2000. In June 2000, Mr. Pastorius' salary was increased to $150,000 per year. Mr. Pastorius also has the beneficial use of a Company owned automobile.

      The Company currently has no full-time employees other than Mr. Pastorius. The Company uses sub-contractors to conduct its day to day operations.

Item 7.  Certain Relationships and Related Transactions.

       In June 2000, Bruce A. Pastorius, the Company's Chairman, Chief Executive Officer and President, received a total of 5,265,000 shares of Common Stock in exchange for the forgiveness of certain loans in the total amount of $785,000. The notes stem from Mr. Pastorius' acquisition on the Company's behalf of certain patent rights.

Item 8.  Description of Securities

      The Company's Articles of Incorporation, as amended, authorize the issuance of one hundred million shares of Common Stock, par value $0.001 per share, of which 54,081,977 were issued and outstanding as of June 30, 2000. Holders of shares of the Company's Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders of the Company. Holders of shares of the Company's Common Stock have no cumulative voting rights. Holders of shares of the Company's Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of the Company's Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of shares of the Company's Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of the Company's Common Stock are fully paid and non-assessable.

      The Company's Articles of Incorporation, as amended, authorize the issuance of 25,000,000 shares of Preferred Class A Capital Stock, no par value. The Company has 1,250 shares of Preferred Stock outstanding. The outstanding preferred stock is non-voting and pays a 12% cumulative dividend payable in additional shares of preferred stock. The Company has the right, in its sole discretion, to redeem the shares of preferred stock at any time at 110% of its face value ($110 per share). Each share of preferred stock is convertible, at the sole discretion of the holders thereof, into 200 shares of the Company's Common Stock.

                                   Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      The Company's Common Stock has been traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "APRE". The Company's Common Stock currently trades in the "pink sheets" because the Company is not a full reporting company under the Securities Exchange Act of
1934, as amended.   The following table represents the range of the high and
low bid prices of the Company's Common Stock each calendar quarter of 1998 and 1999 and the first, second and third calendar quarters of 2000, through July 17, 2000. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

                                             High            Low
1998                                         ----------      ---------
----
     First Quarter                           $ 1.875         $ 1.125
     Second Quarter                          $ 1.75          $ 0.625
     Third Quarter                           $ 0.6875        $ 0.34375
     Fourth Quarter                          $ 0.50          $ 0.25
1999
----
     First Quarter                           $ 0.50          $ 0.19
     Second Quarter                          $ 0.27          $ 0.18
     Third Quarter                           $ 0.51          $ 0.05
     Fourth Quarter                          $ 0.40          $ 0.15
2000
----
     First Quarter                           $ 1.06          $ 0.25
     Second Quarter                          $ 1.05          $ 0.59
     Third Quarter (through July 17, 2000)   $ 0.65          $ 0.43

      As of June 30, 2000, there were 513 record holders of the Company's Common Stock.

      The Company has not paid any dividends on its Common Stock and does not intend to do so for the foreseeable future.

Item 2.  Legal Proceedings.

      The Company is not currently involved in any legal proceedings, the outcome of which, in the view of the Company's management, would materially affect the Company's operations.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 4.  Recent Sales of Unregistered Securities.

1997
----

      During the calendar year ending December 31, 1997, the Company issued shares of Common Stock and Series A 12% Convertible Callable Preferred Stock (the "Preferred Stock") as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder.

499,000 shares of Common Stock for services rendered on behalf of the Company.

2,450,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $230,000.

400,000 shares of Common Stock at a price of $0.25 per share, with warrants attached thereto to purchase 600,000 shares of Common Stock at $0.25 per share expiring on June 30, 1997.

500,000 shares of Common Stock at a price of $0.25 per share.

2,250 shares of Preferred Stock at $100 per share with warrants attached thereto, none of which were ever exercised.

1998
----

      During the calendar year ending December 31, 1998, the Company issued shares of Common Stock and Preferred Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

1,864,000 shares of Common Stock for services rendered on behalf of the Company.

7,440,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $1,077,560.

100 shares of Preferred Stock at $100 per share.

1999
----

      During the calendar year ending December 31, 1999, the Company issued shares of Common Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

1,740,000 shares of Common Stock for services rendered on behalf of the Company.

5,477,000 shares of Common Stock as fees and repayment of collateral for loans to the Company in the amount of $443,023.

250,000 shares of Common Stock in exchange for the waiver of certain patent rights.

2000
----

      From January 1, 2000 to July 17, 2000, the Company issued shares of Common Stock as described below. Each issuance was pursuant to exemptions provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D promulgated thereunder.

7,166,666 shares of Common Stock sold to accredited investors only in a private placement at $0.33 per share, raising total gross proceeds of $2,365,000.

1,224,000 shares of Common Stock for services rendered on behalf of the Company.

3,852,000 shares of Common Stock as fees and repayment of collateral for loans to the Company.

Item 5.  Indemnification of Directors and Officers.

      The Company indemnifies its officers and directors to the fullest extent accorded under Nevada law, as set forth in the Nevada Revised Statutes ("NRS"), Sections 78.7502, 78.751 and 78.752, as amended. In accordance with NRS Section 78.7502, the Company may indemnify its officers and directors against expenses they incur in connection with any threatened, pending or completed legal action or proceeding involving Company, whether civil, criminal, administrative or otherwise, involving such persons in their capacities as officers and/or directors, so long as they acted in good faith and in a manner which they reasonably believed to be in the Company's best interests. In accordance with NRS Section 78-7502(2), the Company does not indemnify its officers or directors against expenses resulting from suits or proceedings brought by or to assert a right of the Company in which the officer and/or director is adjudged liable to the Company, unless a court determines otherwise.

      NRS Section 78.752 allows corporations to purchase and maintain insurance policies or to make other financial arrangements on behalf of any current or past officer and/or director for any liability asserted against him, and any liability or expense incurred, arising out of his status as an officer and/or director. These financial arrangements may include trust funds, self-insurance programs, guarantees and insurance policies.

                                   Part F/S


     The following financial statements are included herein:

       The Company's unaudited financial statements for the six months ended June 30, 2000 and June 30, 1999

          Unaudited balance sheet for the six months ended June 30, 2000 and
          1999

          Unaudited statement of operations for the six months ended June 30, 2000 and 1999, and cumulative during development stage

          Unaudited statement of cash flows for the six months ended June 30, 2000 and 1999, and cumulative during development stage

          Unaudited statment of changes in stockholders' equity

          Notes to unaudited financial statements for June 30, 2000

       The Company's audited financial statements as of December 31, 1999 and
       1998

          Balance sheet for December 31, 1999 and 1998 (audited)

          Statement of operations for the years ended December 31, 1999, 1998 and 1997, and cumulative during development stage (audited)

          Statement of changes in stockholders' equity (audited)

          Statement of cash flows for the years ended December 31, 1999, 1998 and 1997, and cumulative during development stage (audited)

          Notes to financial statements for December 31, 1999 and 1998

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                           UNAUDITED BALANCE SHEET


                                                   6 Months Ended June 30,
                                                        2000        1999
                                                   ------------- -------------
         ASSETS
         ------

CURRENT ASSETS:
    CASH                                           $  2,006,486  $     23,517
    Accounts Receivable                                       -             -
    Inventory                                            18,968        11,457
    Prepaid Expenses                                      2,600             -
                                                   ------------- -------------
         TOTAL CURRENT ASSETS                         2,028,054        34,974
                                                   ------------- -------------

FIXED ASSETS:
    Leasehold Improvements                               10,100             -
    Equipment                                           203,490       126,827
    Accumulated Depreciation                           (115,117)      (79,874)
                                                   ------------- -------------
         TOTAL FIXED ASSETS                              98,473        46,953
                                                   ------------- -------------

OTHER ASSETS:
    Patents                                           1,276,513     1,194,469
    Accumulated Amortization                           (264,840)     (193,547)
                                                   ------------- -------------
         TOTAL OTHER ASSETS                           1,011,673     1,000,922
                                                   ------------- -------------

              TOTAL ASSETS                         $  3,138,200  $  1,082,849
                                                   ============= =============


          LIABILITIES AND
          STOCKHOLDERS' EQUITY
          --------------------

CURRENT LIABILITIES:
    Accounts payable                               $      1,190  $    220,784
    Accrued Expenses                                     11,932         7,526
    Loans Payable - stockholder                          60,000       344,841
    Notes Payable                                             -        20,000
                                                   ------------- -------------
          TOTAL CURRENT LIABILITIES                $     73,122  $    593,151
                                                   ------------- -------------

STOCKHOLDERS' EQUITY:
    Preferred stock, $100 par value; authorized
       25,000,000 shares, issued & outstanding     $    125,000  $    125,000
    Common stock, $.001 par value;  authorized
       100,000,000 shares issued and outstanding:
       2000 - 53,770,660 shares
       1999 - 35,659,147 shares                          53,770        35,659
    Additional paid-in capital                        6,449,549     3,088,094
    Accumulated deficit - December 31, 1992            (258,205)     (258,205)
    Deficit accumulated during development stage     (3,305,036)   (2,500,850)
                                                   ------------- -------------
          TOTAL STOCKHOLDERS' EQUITY                  3,065,078       489,698
                                                   ------------- -------------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                     $  3,138,200  $  1,082,849
                                                   ============= =============


See accompanying notes.

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                      UNAUDITED STATEMENT OF OPERATIONS

                                                                CUMULATIVE
                                     6 Months Ended June 30,    DURING
                                   ---------------------------- DEVELOPMENT
                                       2000          1999       STAGE
                                   ------------- -------------- -------------

REVENUES:                          $          -  $           -  $     82,478
                                   ------------- -------------- -------------
EXPENSES:
   Cost of Goods Sold                         -              -        28,049

   Research and Development              90,349          6,405     1,247,648

   Marketing                             76,513         16,077       550,357

   Administrative                       173,632         30,492       860,906

   President's Salary                    75,000         60,000       315,000

   Depreciation& Amortization            55,279         51,257       385,554
                                   ------------- -------------- -------------

      TOTAL EXPENSES                    470,773        164,231     3,387,514
                                   ------------- -------------- -------------

NET LOSS                           $   (470,773) $    (164,231) $  3,305,036
                                   ============= ============== =============
LOSS PER SHARE                     $      ( .01) $       (.005)
                                   ============= ==============
WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                 43,288,458     34,165,750
                                   ============= ==============

See accompanying notes.

                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                      UNAUDITED STATEMENT OF CASH FLOWS






                                                                        CUMULATIVE
                                             6 Months Ended June 30,    DURING
                                           ---------------------------- DEVELOPMENT
                                               2000          1999       STAGE
                                           ------------- -------------- -------------

CASH PROVIDED (USED IN) OPERATIONS:
  Net loss                                 $   (470,773) $    (164,231) $ (3,305,036)
  Adjustments to reconcile net loss
   to cash used in operations:
    Depreciation & amortization                  55,279         51,257       379,957
    Expenses paid by common stock               122,400         79,308       790,151
    Increase (decrease) in:
      Accounts Receivable                             -              -       (63,072)
      Inventory                                   6,631          3,999        11,256
      Prepaid expenses                                -          2,600         2,600
      Accrued Expenses                                -         (5,202)        2,234
      Due Stockholder                           (38,755)        61,214       (80,897)
      Accounts payable                         (167,485)       (21,182)        1,190
                                           ------------- -------------- -------------

NET CASH PROVIDED BY (USED IN) OPERATIONS      (492,703)        (7,763)   (2,261,617)
                                           ------------- -------------- -------------
CASH USED IN INVESTMENT ACTIVITIES:
  Investments in patents                        (29,111)       (25,000)     (196,732)
  Organization expense                                -              -        (5,597)
  Equipment                                     (74,374)             -      (194,989)
                                           ------------- -------------- -------------

NET CASH USED IN INVESTMENT ACTIVITIES         (103,485)       (25,000)     (397,318)
                                           ------------- -------------- -------------

CASH PROVIDED BY FINANCING ACTIVITIES:
  Proceeds from issuance of preferred
    and common stock                          2,271,665              -     3,159,502
  Contribution to capital                             -              -       176,180
  Notes Payable                                (931,854)        37,500     1,329,695
                                           ------------- -------------- -------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                  1,339,811         37,500     4,665,305
                                           ------------- -------------- -------------
NET INCREASE (DECREASE) IN
  CASH & EQUIVALENTS                          1,935,999         20,263     2,006,370
CASH & EQUIVALENTS, BEGINNING OF PERIOD          70,371          3,254             -
                                           ------------- -------------- -------------

CASH & EQUIVALENTS, END OF PERIOD          $  2,006,370  $      23,517  $  2,006,370
                                           ============= ============== =============

See accompanying notes.


                     ADVANCED PRECISION TECHNOLOGY, INC.
                        (A DEVELOPMENT STAGE COMPANY)
           UNAUDITED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                                                  Deficit
                                                                     Accumulated  Accumulated
                                                        Additional   Deficit      During
                                  Preferred   Common    Paid-In      December 31, Development
                                  Stock       Stock     Capital      1992         Stage
                                  ----------- --------- ------------ ------------ ------------
BALANCE DECEMBER 31,1998          $  125,000  $ 34,035  $ 2,947,716  $  (258,205) $(2,336,619)

Shares issued in payment of
 expenses and equipment                    -       884       78,618            -            -

Shares issued in payment of
 notes payable                             -       740       61,760            -            -

Net loss                                   -         -            -            -     (164,231)
                                  ----------- --------- ------------ ------------ ------------

BALANCE JUNE 30,1999              $  125,000  $ 35,659  $ 3,088,094  $  (258,205) $(2,500,850)
                                  =========== ========= ============ ============ ============


BALANCE DECEMBER 31,1999          $  125,000  $ 41,502  $ 3,558,752  $  (258,205) $(2,834,263)

Proceeds from the Sale of
 Common Stock                              -     7,193    2,364,473            -            -

Shares issued in payment of
 expenses, equipment and patents           -     1,224      121,176            -            -

Shares issued in payment of
 notes payable                             -     3,852      375,148            -            -

Net loss                                   -         -            -            -    ( 470,773)
                                  ----------- --------- ------------ ------------ ------------

BALANCE JUNE 30,2000              $  125,000  $ 53,771  $ 6,449,549  $  (258,205) $(3,305,036)
                                  =========== ========= ============ ============ ============

See accompanying notes.


                 ADVANCED PRECISION TECHNOLOGY, INC.
               NOTES TO UNAUDITED FINANCIAL STATEMENTS
                            JUNE 30, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DEVELOPMENT STAGE COMPANY:

      The Company is in the development stage and is engaged in developing the business of producing and marketing its patent pending fingerprint capture device and its patented personalized identification cards, optical approval devices, and optical enrollment device for real time fingerprint verification.

BUSINESS COMBINATIONS:

     On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a pooling of interests, and accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

PATENTS:

     The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years.

DEPRECIATION:

     Depreciation is computed on a straight-line basis over the estimated useful life of the assets.

RESEARCH AND DEVELOPMENT:

     Research and Development costs are expensed as incurred.

CASH FLOWS STATEMENT:

     The Company considers investments purchased with the maturity of three months or less to be cash equivalents. There were no cash payments for interest or taxes during the periods presented.

NOTE 2 - INCOME TAX:

     The Company has approximately $3,500,000 of Federal operating loss carryforwards with expiration dates through the year 2015.

NOTE 3 - LEASE COMMITMENT:

     The Company leases its office under a 36-month lease expiring 5/31/2003, with minimum lease payments as follows:

     Year Ending December 31,               Amount
     -----------------------               --------
          2000                              $25,200
          2001                               43,200
          2002                               43,200
          2003                               18,000

                 ADVANCED PRECISION TECHNOLOGY, INC.

                         FINANCIAL STATEMENTS

                      DECEMBER 31, 1999 AND 1998





                             ARTHUR KORN
                     Certified Public Accountant

                           <Letterhead of:
                           ARTHUR KORN, CPA
                        402 Hummingbird Place
                          Clayton, CA 94517
                          TEL (925)672-5200
                         FAX (925) 672-5201>


                    REPORT OF INDEPENDENT AUDITOR

Board of Directors
Advanced Precision Technology, Inc.

I have audited the accompanying balance sheet of Advanced Precision Technology, Inc. (a development stage company) as of December 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Precision Technology, Inc. at December 31, 1999 and 1998 and the results of operation, and cash flows for each of the three years in the period ended December 31, 1999 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been in the development stage since its inception and has sustained recurring losses, has negative working capital and has not as yet commenced operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Continuation as a going concern is dependent upon the Company's ability to meet future financing requirements and the success of its future operations, the outcome of which cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan regarding future operations is also described in Note 2.


/s/ Arthur Korn CPA

Clayton, California
June 6, 2000

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET

                                                      December 31,
                                                   1999         1998
                                              ------------- -------------
               ASSETS
               ------
CURRENT ASSETS:
  Cash                                        $     70,371  $      3,254
  Inventory                                         12,338         7,458
  Prepaid expenses                                   2,600             -
                                              ------------- -------------
      Total Current Assets                          85,309        10,712
                                              ------------- -------------
FIXED ASSETS:
  Equipment                                        129,115       126,827
  Accumulated depreciation                          97,447        62,301
                                              ------------- -------------
                                                    31,668        64,526
                                              ------------- -------------
OTHER ASSETS:
  Patents                                        1,247,402     1,169,469
  Accumulated amortization                         227,231       159,863
                                              ------------- -------------
                                                 1,020,171     1,009,606
                                              ------------- -------------

                                              $  1,137,148  $  1,084,844
                                              ============= =============

      LIABILITIES AND
      STOCKHOLDERS' EQUITY
      --------------------

CURRENT LIABILITIES:
  Accounts payable                            $    168,675  $    241,966
  Notes payable                                    195,000        45,000
  Accrued expenses                                  11,932         2,324
  Loans payable - stockholder                       98,755       283,627
                                              ------------- -------------
       Total Current Liabilities                   474,362       572,917
                                              ------------- -------------
STOCKHOLDERS' EQUITY:
  Preferred stock, $100 par value;
    authorized 25,000,000 shares;
    1,250 shares issued and outstanding            125,000       125,000
  Common stock, $.001 par value;
    authorized 100,000,000 shares,
    issued and outstanding:
    1999 - 41,502,147 shares
    1998 - 34,035,125 shares                        41,502        34,035
  Additional paid-in capital                     3,588,752     2,947,716
  Accumulated deficit December 31, 1992           (258,205)     (258,205)
  Deficit accumulated during
    development stage                           (2,834,263)   (2,336,619)
                                              ------------- -------------
                                                   662,786       511,927
                                              ------------- -------------

                                              $  1,137,148  $  1,084,844
                                              ============= =============

See accompanying notes.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF OPERATIONS






                            Cumulative
                             During
                           Development        Year Ended December 31,
                              Stage        1999         1998        1997
                          ------------ ------------ ------------ ------------

REVENUES                  $    82,478  $         -  $         -  $    82,478
                          ------------ ------------ ------------ ------------
EXPENSES:
  Cost of goods sold           28,049            -            -       28,049
  Research and development  1,157,299       68,179      352,801      507,884
  Marketing                   473,844       78,037      135,594      153,980
  Administrative              687,274      128,914      274,651      216,111
  President's salary          240,000      120,000      120,000            -
  Depreciation and
    amortization              330,275      102,514      101,838       84,916
                          ------------ ------------ ------------ ------------
                            2,916,741      497,644      984,884      990,940
                          ------------ ------------ ------------ ------------

NET LOSS                  $(2,834,263) $  (497,644) $  (984,844) $  (908,462)
                          ============ ============ ============ ============

LOSS PER SHARE                         $      (.01) $      (.04) $      (.04)
                                       ============ ============ ============

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                    34,759,821   27,144,821   22,786,625
                                       ============ ============ ============


See accompanying notes.

                  ADVANCED PRECISION TECHNOLOGY, INC.
                    (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                  Deficit
                                                                     Accumulated  Accumulated
                                                        Additional   Deficit      During
                                  Preferred   Common    Paid-In      December 31, Development
                                  Stock       Stock     Capital      1992         Stage
                                  ----------- --------- ------------ ------------ ------------
BALANCE DECEMBER 31, 1996         $        -  $ 20,862  $   826,139  $  (258,205) $  (443,273)

Proceeds from sale of stock          245,000     1,500      373,500            -            -

Shares issued as prepaid
 compensation                              -       285       70,965            -            -

Shares issued in payment of
 expenses, equipment and patents           -       584      151,416            -            -

Shares issued in payment
  of notes payable                         -     1,200      118,800            -            -

Preferred shares converted
  to common                         (140,000)      280      139,720            -            -

Net loss                                   -         -            -            -     (908,462)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1997            105,000    24,711    1,680,540     (258,205)  (1,351,735)

Proceeds from sale of stock           20,000        20        9,980            -            -

Shares issued in payment of
 expenses, equipment and patents           -     1,864      179,636            -            -

Shares issued in payment
 of notes payable                          -     7,440    1,077,560            -            -

Net loss                                   -         -            -            -     (984,884)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1998            125,000    34,035    2,947,716     (258,205)  (2,336,619)

Shares issued in payment of
  expenses, equipment and patents          -     1,990      198,013            -            -

Shares issued in payment of
  notes payable                            -     5,477      443,023            -            -

Net loss                                   -         -           -             -     (497,644)
                                  ----------- --------- ------------ ------------ ------------

BALANCE DECEMBER 31, 1999         $  125,000  $ 41,502  $ 3,558,752  $  (258,205) $(2,834,263)
                                  =========== ========= ============ ============ ============

See accompanying notes.


                                    -4-

                    ADVANCED PRECISION TECHNOLOGY, INC.
                       (A DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS


                                        CUMULATIVE
                                        DURING
                                        DEVELOPMENT            Year Ended December 31,
                                        STAGE            1999           1998         1997
                                        ------------ ------------- ------------- -------------
CASH USED IN OPERATIONS
  Net loss                              $(2,834,263) $   (497,644) $   (984,884) $   (904,462)
  Adjustments to reconcile net loss
   to cash used in operations:
     Depreciation and amortization          324,678       102,514       101,838        84,916
     Expenses paid with common stock        667,751        82,379       441,872       143,500
       Increase (decrease) in:
       Accounts receivable                        -             -        31,536       (31,536)
       Inventory                             12,338        18,266           765        (6,693)
       Prepaid expenses                       2,600       (68,650)       71,250             -
       Accounts payable                     168,675       (73,291)       98,824        72,180
       Accrued expenses                       2,324        (9,608)       (2,324)            -
       Due stockholder                      283,627       184,872       283,627             -
                                        ------------ ------------- ------------- -------------
NET CASH USED IN OPERATIONS              (1,768,908)     (261,162)     (524,750)     (642,095)
                                        ------------ ------------- ------------- -------------
CASH USED IN INVESTING ACTIVITIES
  Investments in patents                   (167,621)      (17,932)       (3,207)      (28,270)
  Equipment                                (120,615)       (2,288)      (31,602)      (66,960)
                                        ------------ ------------- ------------- -------------

NET CASH USED IN INVESTING ACTIVITIES      (288,236)      (20,220)      (34,809)      (95,230)
                                        ------------ ------------- ------------- -------------

CASH PROVIDED BY FINANCING ACTIVITIES
  Proceeds from issuance of common
    and preferred stock                     887,836             -        30,000       620,000
  Contributions to capital                  176,180             -             -             -
  Short term notes payable                1,063,499       348,499       495,000       138,000
                                        ------------ ------------- ------------- -------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                              2,127,515       348,499       525,000       758,000
                                        ------------ ------------- ------------- -------------
NET INCREASE (DECREASE) IN CASH
  AND EQUIVALENTS                            70,371        67,117       (34,559)       16,675

CASH AND EQUIVALENTS,
  BEGINNING OF PERIOD                             -         3,254        37,813        21,138
                                        ------------ ------------- ------------- -------------

CASH AND EQUIVALENTS, END OF PERIOD     $    70,371  $     70,371  $      3,254  $     37,813
                                        ============ ============= ============= =============


See accompanying notes.
                                    -5-

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


DEVELOPMENT STAGE COMPANY:

The Company is in the development stage and is engaged in developing the business of producing and marketing its patented fingerprint capture device and its patented personalized identification cards, optical approval devices and optical enrollment device for real time fingerprint verification and authentication.

BUSINESS COMBINATIONS:

On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a recapitalization, and, accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

INVENTORY:

Inventory is stated at the lower of cost, determined on a first-in, first-out method, or market.

EQUIPMENT:

Equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Depreciation expense of $35,146 in 1999, $34,829 in 1998, $18,432 in 1997 and $97,447 cumulative during development stage has been charged to operations.

PATENTS:

The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years. Amortization expense of $67,368 in 1999, $67,009 in 1998, $64,244 in 1997 and $227,231 cumulative during development stage has been charged to operations.

RESEARCH AND DEVELOPMENT:

Research and development costs are expensed as incurred.

CASH FLOWS STATEMENT:

The Company considers investments purchased with a maturity of three months or less to be cash equivalents.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998


USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE:

As of December 31, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities, including stock option and warrants, that could share in the earnings of an entity. Because the Company has a net loss, dilutive earnings per share are the same as basic earnings per share.
As required by SFAS 128, all prior earnings have been restated to reflect the retroactive application of this accounting pronouncement. Adoption of SFAS 128 had no effect on previously reported earnings per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose the estimated fair value for its financial instruments for which it is practicable to estimate their values. The Company's financial instruments include cash, stockholder advances, notes payable and accounts payable. The carrying value of cash approximates fair value due to the short maturities of these instruments. The fair value of other financial instruments is not practical to estimate because of the current financial condition of the Company.

NOTE 2 - FINANCIAL STATEMENT PRESENTATION

The financial statements have been prepared assuming the Company will continue as a going concern. Although the Company is still in the development stage, management is currently negotiating to raise adequate financing to begin production of its products. The Company's ability to continue as a going concern is dependent on management's success in obtaining financing and the commencement of operations. See Note 8 for subsequent financing.

                 ADVANCED PRECISION TECHNOLOGY, INC.
                    NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999 AND 1998

The Company's recurring losses and negative working capital raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - INCOME TAX:

The Company has approximately $3,083,000 of Federal operating loss carryforwards with expiration dates through the year 2014.

NOTE 4 - CASH FLOW STATEMENT:

There were no cash payments for interest or taxes during the periods presented.

NOTE 5 - LEASE COMMITMENT:

The Company leases its office under a lease of less than one year.

Rent expense was $21,382 in 1999, $26,162 in 1998, and $2,394 in 1997.

NOTE 6 - PREFERRED STOCK:

The Company's preferred stock is non-voting and pays a 12% cumulative dividend payable in additional preferred stock. The Company has the right to redeem the preferred stock at 110% of the face value. In addition, each preferred share is convertible into 200 shares of the Company's common stock.

NOTE 7 - STOCK WARRANTS:

Each shareholder of preferred stock received Class A and Class B Common Stock Purchase Warrants, 200 Class A and 200 Class B for each preferred share. Each A Warrant entitles the holder to purchase one share of common stock at $1.00 per share to February 28, 1998. Each B Warrant entitles the holder to purchase one share of common stock at $2.00 per share until August 31, 1998.

NOTE 8 - SUBSEQUENT EVENT:

On May 16, 2000 completed a private placement to accredited individuals for $2,200,000.

                               Part III

Item 1.  Index to Exhibits.

      The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit No.   Document Description
-----------   ---------------------

 1.1.1 Articles of Incorporation of Global Technology, Ltd., dated February 6, 1985

 1.1.2 Articles of Amendment of Global Technology, Ltd., changing the name to "Advanced Precision Technology, Inc." dated April 11, 1988

 1.1.3 Amendment and Revised Articles of Incorporation of Advanced Precision Technology, Inc. changing the name to "UV Color Corporation" dated December 1, 1992

 1.1.4 Certificate of Amendment of UV Color Corporation changing the name to "Advanced Precision Technology, Inc." dated June 9, 1994

 1.2          Bylaws

 6.1          Agreement and Assignment of Patents

 6.2          Lease for 2271-D South Vasco Road, Livermore, CA 94550 dated May
              8, 2000

 8.1 Agreement and Plan of Reorganization by and between Ximberley Corporation, Advanced Precision Technology, Inc. and Precision Tank Testing, dated March 21, 1988

 8.2 Agreement and Plan of Reorganization by and between Advanced Precision Technology, Inc. and Holographics, Inc., dated May 27, 1994, as amended


27.1          Financial Data Schedule

                              Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  July 26, 2000        ADVANCED PRECISION TECHNOLOGY, INC.


                                   /s/ Bruce A. Pastorius
                              By:________________________________
                                    BRUCE A. PASTORIUS
                                    Chairman, Chief Executive Officer
                                    and President


                                  /s/ James D. Homer
                              By:________________________________
                                    JAMES D. HOMER
                                    Secretary and Director